UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTION 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	1-9624

3333 HOLDING CORPORATION

(Exact name of registrant as specified in its charter)

2728 N. Harwood Street, Dallas, Texas 75201 (214) 981-6770

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐*	Rule 12h-3(b)(1)(i)	☒

Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐

Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐

Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐

		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:	One*

     Pursuant to the requirements of the Securities Exchange Act of 1934, 3333 Holding Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

3333 Holding Corporation

Date:	March 23, 2004	By:	/s/ Raymond G. Smerge

			Name:	Raymond G. Smerge
			Title	Secretary

* On February 29, 2004 a subsidiary of Centex Corporation (“Centex”) was merged with and into 3333 Holding Corporation (“Holding”), with Holding surviving as a subsidiary of Centex (the “Holding Merger”). Pursuant to the Holding Merger, the common stock, par value $0.01, of Holding (the “Holding Common Stock”) was cancelled and, for their beneficial interests in the Holding Common Stock, holders of record on February 29, 2004 (who are also the Centex stockholders) received an amount equal to $.01 per share of Centex common stock. Accordingly, following the completion of the Holding Merger, the Holding Common Stock never became subject to Section 12(g) of the Securities Exchange Act of 1934 (the “Exchange Act”) by virtue of the last clause of Rule 12g-2 of the Exchange Act since at the time of the effectiveness of the Form 25 and deregistration pursuant to Section 12(d) of the Exchange Act, Holding had become a subsidiary of Centex and the Holding Common Stock had been canceled and thus was no longer “held of record by 300 or more persons.”